As filed with the Securities and Exchange Commission on July 3, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SKYTERRA COMMUNICATIONS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	23-2368845
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

(Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant’s Principal Executive Offices)

Robert C. Lewis

Senior Vice President, General Counsel and Secretary

SkyTerra Communications, Inc.

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	14,118,159 shares	$16.285(1)	$229,914,219.32	$24,600.82

(1)	Estimated solely for the purpose of computing the amount of the registration fee based on the average of the bid and asked price of the common stock of the Registrant reported on the OTC Bulletin Board on June 28, 2006, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 3, 2006

PROSPECTUS

SKYTERRA COMMUNICATIONS, INC.

14,118,159 Shares

Common Stock

This prospectus relates to the possible offer and sale from time to time by certain selling stockholders identified in this prospectus of up to 14,118,159 shares of our common stock, par value $0.01 per share. The shares of our common stock are being registered pursuant to registration rights agreements with the selling stockholders.

The selling stockholders will receive all of the proceeds from any sales. We will not receive any of the proceeds.

The selling stockholder may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares.

You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision. The applicable prospectus supplement will describe, among other things, the means of distribution for any shares of our common stock sold.

Our common stock is traded on the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “SKYT.” On June 29, 2006, the closing bid price of our common stock as reported on the OTC Bulletin Board was $15.50 per share.

An investment in our common stock involves significant risks. You should consider carefully the risk factors incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

The date of this prospectus is                         , 2006.

The Company	1
Risk Factors	5
Special Note Regarding Forward-Looking Statements	6
Capitalization	7
Selling Stockholders	8
Pro Forma Condensed Combined Financial Statements	10
MSV Exchange Transactions	18
Plan of Distribution	24
Legal Matters	26
Experts	26
Where You Can Find More Information	26
Incorporation of Certain Documents By Reference	27

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf process, certain selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the common stock that certain selling stockholders may offer. Each time a selling stockholder sells common stock, we will provide you with a prospectus supplement containing specific information about the relevant selling stockholders, the terms of the offering and the means of distribution. A prospectus supplement may include other special considerations applicable to such offering of common stock. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. SkyTerra Communications, Inc. has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. SkyTerra Communications, Inc. is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

THE COMPANY

This summary highlights information contained elsewhere in this document. You should read this entire document carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this document or incorporated by reference herein. Unless otherwise indicated or the context requires otherwise, the terms “SkyTerra,” the “Company,” “we,” “us” and “our” refer to SkyTerra Communications, Inc., together with its subsidiaries. “Apollo Stockholders” refers to, collectively, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC and ST/RRRR LLC. “MSV Joint Venture” refers to Mobile Satellite Ventures LP, a Delaware limited partnership. “MSV GP” refers to Mobile Satellite Ventures GP Inc., a Delaware corporation and the general partner of the MSV Joint Venture. “MSV Investors” refers to MSV Investors LLC, a Delaware limited liability company, owned 80% by us. “MSV Canada” refers to Mobile Satellite Ventures (Canada) Inc. “Canadian Joint Ventures” refers to MSV Canada and Mobile Satellite Ventures Holdings (Canada) Inc. “TerreStar” refers to TerreStar Networks, Inc. Motient refers to Motient Corporation.

Overview

Historically, we have operated our business through a group of complementary companies in the telecommunications industry. These companies include: (i) the MSV Joint Venture, a provider of mobile digital voice and data communications services via satellite in the United States and Canada; (ii) Hughes Network Systems, LLC, a leading developer, manufacturer, installer and provider of advanced satellite based networking solutions and services for businesses, governments and consumers worldwide; (iii) Electronic System Products, Inc., formerly a product development and engineering services firm which is currently focusing on maximizing the license revenues from its intellectual property portfolio and (iv) AfriHUB, LLC, an early stage company that provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it actively pursues opportunities to provide technical training in the Nigerian market. On February 21, 2006, we completed the distribution of all of the common stock of Hughes Communications, Inc. (Hughes), formerly a wholly-owned subsidiary, which held our interests in Hughes Network Systems, Electronic System Products and AfriHUB, among other things, to our security holders.

Through MSV Investors, our 80% owned subsidiary, we are an active participant in the MSV Joint Venture, a joint venture that also includes TMI Communications, Inc. (TMI), Motient and certain other investors. The MSV Joint Venture currently provides mobile digital voice and data communications services in the “L-band” via satellite in the United States and Canada, while pursuing plans to develop, build and operate a next generation integrated network complemented by an ancillary terrestrial component or “ATC.” MSV Investors owns approximately 20% of the limited partnership interests of the MSV Joint Venture on a fully diluted basis. In addition, MSV Investors owns approximately 15% of TerreStar on a fully diluted basis, which is also pursuing plans to develop, build and operate a next-generation satellite system complemented by an ATC in the 2 GHz band or “S-band”.

MSV Joint Venture

The MSV Joint Venture is developing an integrated satellite and terrestrial communications network to provide ubiquitous wireless broadband services, including Internet access and voice services, in the United States and Canada. Using an all-Internet protocol, open architecture, the MSV Joint Venture expects its network to provide significant advantages over existing wireless networks. Such potential advantages include higher data speeds, lower costs per bit and flexibility to support a range of custom Internet protocol applications and services. The MSV Joint Venture’s current business plan envisions a “carrier’s carrier” wholesale model whereby its strategic partners and other wholesale customers can use its network to provide differentiated broadband services to their subscribers. The MSV Joint Venture expects that its planned open network, in contrast to legacy networks currently operated by incumbent providers, will allow distribution and other strategic partners to have open network access to create a variety of custom applications and services for consumers.

The MSV Joint Venture expects its next generation integrated network to create the opportunity to use the MSV Joint Venture’s spectrum for a substantially broader business plan in the United States and Canada that permits terrestrial wireless deployments similar or superior to those of other third generation wireless operators. By deploying thousands of cell sites and two or more satellites to work jointly in a common continent-wide wireless network, the MSV Joint Venture has stated that it believes its approach will address its greatest business opportunity and maximize spectral efficiency.

The MSV Joint Venture currently offers a range of services using two geo-stationary satellites, or “GEOs” that support the delivery of data, voice, fax and dispatch radio services. The MSV Joint Venture is licensed by the United States and Canadian governments to operate in the L-band spectrum. The MSV Joint Venture currently has coordinated approximately 30 MHz of spectrum throughout the United States and Canada. Its United States and Canadian spectrum footprint covers a total population of nearly 330 million. In operating its next generation integrated network, the MSV Joint Venture plans to allocate the use of spectrum between satellite and terrestrial service. The MSV Joint Venture’s spectrum occupies a portion of the L-band and is positioned between the frequencies used today by terrestrial wireless providers in the United States and Canada. The MSV Joint Venture was the first MSS provider to receive a license to operate an ATC network from the Federal Communications Commission (FCC). These ATC licenses permit the use of its L-band satellite frequencies in the operation of an advanced, integrated network capable of providing broadband services on a fixed, portable and fully mobile basis.

The MSV Joint Venture operates today with approximately 200,000 units in service on its network and had approximately $29 million in revenue for the year ended December 31, 2005. The MSV Joint Venture provides switched and packet data service and sells bulk capacity to service provider partners through two nearly identical GEOs. Consistent with its strategy to deploy an integrated ATC network, in January 2006 the MSV Joint Venture entered into a contract with Boeing Satellite Systems, Inc. for the design and construction of its next generation satellites, which are expected to launch commencing in 2009. The MSV Joint Venture believes its next generation satellites are designed to be powerful enough to enable subscribers to use transparent wireless devices, which refers to the use of integrated satellite and terrestrial technology on standard wireless devices that are substantially similar to current PCS/cellular devices in terms of aesthetics, cost and functionality within terrestrial applications.

The MSV Joint Venture is also currently in the planning phase of its terrestrial network. The MSV Joint Venture currently expects to start the build-out of the terrestrial network in several markets in 2007 and complete additional market build-outs in the future until it achieves a top 50 market footprint in the United States and Canada. The MSV Joint Venture believes that since it will roll out construction of its terrestrial network to markets based on its success in development along the way, it can mitigate the risk associate with network deployment for the MSV Joint Venture’s potential strategic partners and investors. As the MSV Joint Venture reaches scale and sells services to additional wholesale partners, the MSV Joint Venture plans to extend its network footprint incrementally to offer portable and fully mobile services.

TerreStar Networks

TerreStar was established as a wholly owned subsidiary of the MSV Joint Venture in February 2002 to develop business opportunities related to the proposed receipt of certain licenses in the 2 GHz band, or “S-band.” TMI, one of our partners in the MSV Joint Venture and a stockholder of TerreStar, holds the approval issued by Industry Canada for a 2 GHz space station authorization and related spectrum licenses for the provision of MSS in the 2 GHz band, as well as an authorization from the FCC for the provision of MSS in the 2 GHz band. These authorizations are subject to FCC and Industry Canada milestones relating to construction, launch, and operational date of the system. In order to satisfy the milestone requirements included within the authorizations, TerreStar and TMI entered into an agreement in which TerreStar agreed to enter into a non-contingent satellite procurement contract for the construction and delivery to TMI of a satellite that is consistent with the Canadian and FCC authorizations. TMI plans to transfer the Canadian authorizations to an entity that is eligible to hold the Canadian authorizations and in which TerreStar and/or TMI will have an interest, subject to obtaining the necessary Canadian regulatory approvals. Further, TMI agreed that at TerreStar’s election, TMI will transfer the 2 GHz assets to the entity described above, subject to any necessary Canadian and United States regulatory approvals. In December 2002, TMI and TerreStar jointly applied to the FCC for authority to transfer TMI’s MSS authorizations to TerreStar. In May 2005, the MSV Joint Venture distributed the stock of TerreStar to its limited partners. As a result, MSV Investors owns 15% of TerreStar on a fully diluted basis.

MSV Exchange Transactions

On May 8, 2006, we announced that we had executed definitive agreements with certain other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors that, upon closing, would result in the consolidation of majority ownership and control of the MSV Joint Venture and MSV GP in us. At the initial closing, we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties, resulting in us owning 52% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP. Pursuant to the terms of these transactions, Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute pursuant to this information statement/prospectus 25,478,273 shares of our common stock that it receives to its common stockholders as soon as practicable following the initial closing. After the initial closing and prior to the distribution by Motient, these shares will be non-voting. Motient will also have the right to exchange, for five years following the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Following these transactions, we will own approximately 70% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP.

We may acquire additional limited partnership interests of the MSV Joint Venture if we negotiate and enter into exchange transactions with TMI and/or the MSV Joint Venture option holders and certain other investors in the MSV Joint Venture. For a more detailed discussion, see “MSV Exchange Transactions.”

The Company understands that a group of related stockholders of Motient have recently filed a lawsuit in the District Court of Travis County, Texas, seeking to enjoin the MSV Exchange Transactions and to rescind the exchange agreement between us and Motient on grounds alleging, among other things, that Motient’s entry into the exchange agreement and Motient’s consummation of the MSV Exchange Transactions violate the Investment Company Act of 1940. The resolution of any of these claims in favor of this group of stockholders of Motient could negatively affect our ability to consummate the MSV Exchange Transactions. Motient has advised us that it intends to vigorously fight these claims and that it believes that these claims are without merit.

TerreStar Exchange Transactions

On May 8, 2006, Motient announced that it had executed agreements with affiliates of Columbia Capital and Spectrum Equity Investors pursuant to which Motient will issue 2.7 million shares of its common stock in exchange for 1.5 million shares of TerreStar common stock held by these parties, resulting in Motient owning 59% of TerreStar on a fully diluted basis. In connection with these transactions, MSV Investors will distribute the shares of TerreStar common stock that it currently holds to its members. Following the distribution, we will have the right, but not the obligation, to exchange our 4.2 million shares of TerreStar common stock for 7.5 million shares of Motient common stock for 15 days following closing of these transactions, which will occur concurrently with the MSV Exchange Transactions.

Preferred Redemption Agreement

On May 6, 2006, we entered into a redemption agreement with the Apollo Stockholders pursuant to which we and the Apollo Stockholders have agreed to the redemption of all of the outstanding shares of our Series A Preferred Stock at an aggregate price equal to the $119.9 million aggregate liquidation preference of all outstanding shares of Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand). We intend to use proceeds from an ongoing rights offering, scheduled to close prior to the initial closing of the MSV Exchange Transactions, to redeem the Series A Preferred Stock. Pursuant to the redemption agreement, the Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from the rights offering are sufficient to redeem our outstanding Series A Preferred Stock as described above.

We were incorporated in Delaware in 1985. Our executive offices are located at 19 West 44th Street, Suite 507, New York, New York 10036 and our telephone number is (212) 730-7540.

RISK FACTORS

You should carefully consider the risk factors related to (i) the MSV Joint Venture’s next generation business plan, (ii) regulatory risks associated with the MSV Joint Venture and (iii) risks relating to our common stock included in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein. The risks and uncertainties described therein are not the only ones we and our principal business, the MSV Joint Venture, face. Additional risks and uncertainties not presently known to us may also impair our operations and business, and in particular the MSV Joint Venture. If neither we nor the MSV Joint Venture successfully address any of the risks described therein, there could be a material adverse effect on our financial condition, operating results and business, and the trading price of our common stock may decline. We can provide no assurance that either we or the MSV Joint Venture will successfully address these risks.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including statements regarding our capital needs, business strategy, expectations and intentions. We urge you to consider that statements that use the terms “believe,” “do not believe,” “anticipate,” “expect,” “plan,” “estimate,” “strive,” “intend” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and risk factors, our actual results could differ materially from those anticipated in the forward-looking statements, including those set forth under “Item 1. Business” in our Annual Report on Form 10-K for the year ended December 31, 2005, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Current Report on Form 8-K filed with the SEC on May 25, 2006 and elsewhere in this prospectus and the documents that are incorporated by reference. Actual results will most likely differ from those reflected in these statements, and the differences could be substantial. We disclaim any obligation to update these statements, or disclose any difference between our actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

CAPITALIZATION

The following table sets forth our unaudited historical cash and cash equivalents and capitalization as of March 31, 2006 and our unaudited pro forma capitalization as of March 31, 2006, as adjusted to give pro forma effect to (i) the rights offering, assuming the amount raised is $119.9 million, (ii) the redemption of the Series A Preferred Stock with the proceeds from the rights offering and (iii) the initial closing of the MSV Exchange Transactions and distribution by Motient of our common stock to its common stockholders, in each case, as if they had occurred on March 31, 2006. The table should be read in conjunction with “Pro Forma Condensed Combined Financial Statements” included elsewhere in this information statement/prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes thereto included in the documents incorporated by reference herein.

	As of March 31, 2006
		Pro Forma
	Historical	Rights Offering		Rights Offering and Acquisition
	(in thousands, except share data)
Cash and cash equivalents	$11,116	$9,322		$498,957

Long term debt:
Senior secured discount notes, net	$—	$—		$436,504

Minority interest in MSV Investors, LLC	8,210	8,210		—

Minority interest in Mobile Satellite Ventures LP	—	—		72,518

Series A redeemable convertible preferred stock, net of unamortized discount of $27,096	94,199	—		—

Stockholders’ (deficit) equity:
Preferred stock, $0.01 par value, authorized 10,000,000 shares, 1,199,007 shares issued as Series A redeemable convertible preferred stock, historical; no shares issued, pro forma	—	—		—
Common stock, $0.01 par value, authorized 200,000,000 shares, 8,892,715 shares issued, historical; 24,571,577 shares issued, pro forma for rights offering; 64,168,009 shares issued, pro forma for the rights offering and acquisition	89	156	(1)	642
Non-voting common stock, $0.01 par value, authorized 100,000,000 shares, 8,990,212 shares issued, historical; 8,990,212 shares issued, pro forma for rights offering; no shares issued, pro forma for the rights offering and acquisition	90	90	(1)	—
Additional paid-in capital	—	92,338		750,131
Accumulated other comprehensive loss	(94)	(94)		(94)
Accumulated deficit	(51,542)	(51,542)		(58,603)

Total stockholders’ (deficit) equity	(51,457)	40,948		692,076

Total capitalization	$50,952	$49,158		$1,201,098

(1)	Any shares purchased by the Apollo Stockholders in the rights offering will be non-voting common stock.

SELLING STOCKHOLDERS

The following table sets forth information as of June 28, 2006 regarding beneficial ownership of our common stock by those stockholders who may use this prospectus as a selling stockholder. Footnote (a) below provides a brief explanation of what is meant by the term “beneficial ownership.” We have prepared the following table based on information given to us by, or on behalf of, the selling stockholders on or before June 28, 2006. We have not independently verified this information. Other than as disclosed in this prospectus or in the documents incorporated herein by reference, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates. Because the selling stockholders may offer all or some portion of the shares pursuant to this prospectus, no estimate can be given as to the amount of the shares that will be held by the selling stockholders upon termination of this offering. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided the information to us for inclusion in the following table. To the extent that this prospectus is used by any selling stockholder to sell any of our common stock, additional information with respect to the selling stockholder and the plan of distribution will be contained in a supplement to this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to any Offering(a)	Percentage of Shares of Common Stock Beneficially Owned Prior to any Offering(a)
Columbia Capital Equity Partners III (QP), L.P. (b)(c)	2,994,031	3.9%
Columbia Capital Equity Partners III (AI), L.P. (b)(c)	165,396	*
Columbia Capital Equity Partners III (Cayman), L.P. (b)(c)	1,644,182	2.2%
Columbia Capital Investors III, LLC (b)(c)	738,743	*
Columbia Capital Employee Investors III, LLC (b)(c)	10,313	*
Spectrum Equity Investors Parallel IV, L.P. (d)(e)	5,028	*
Spectrum Equity Investors IV, L.P. (d)(e)	851,925	1.1%
Spectrum IV Investment Managers’ Fund, L.P. (d)(e)	10,144	*
Trophy Hunter Investments, Ltd. (f)	1,030,887	1.3%
Bay Harbour 90-1, Ltd. (f)	992,801	1.3%
Bay Harbour Master Ltd. (f)	1,030,887	1.3%
Continental Casualty Company (g)	396,698	*
Maranello Holdings, LLC (h)	59,505	*
Scoggin IV LLC (i)	396,698	*
Mr. Jeffrey D. Benjamin (j)	59,505	*
Mr. Norman Brownstein (k)	158,202	*
MVH Holdings Inc. (l)(m)(n)	47,906,631	62.7%

*	The percentage of the class to be owned by such security holder represents less than 1%.
(a)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date that such person has the right to acquire within 60 days after such date.
(b)	The general partner of Columbia Capital Equity Partners III (QP), L.P. and Columbia Capital Equity Partners III (AI), L.P. is Columbia Capital Equity Partners III, L.P. (“Columbia III”). The general partner of Columbia Capital Equity Partners III (Cayman), L.P. is Columbia Capital Equity Partners (Cayman) III, Ltd. Columbia III is the sole stockholder of Columbia Capital Equity Partners (Cayman) III, Ltd. Columbia III is also the managing member of Columbia Capital Investors III, LLC and Columbia Capital Employee Investors III, LLC. The general partner of Columbia III is Columbia Capital III, LLC. James B. Fleming, Jr., Harry F. Hopper III and R. Philip Herget, III control Columbia Capital III, LLC. As a result, Messrs. Fleming, Hopper and Herget exercise voting and investment control over all of the shares offered by Columbia Capital Equity Partners III (QP), L.P., Columbia Capital Equity Partners III (AI), L.P., Columbia Capital Equity Partners III (Cayman), L.P., Columbia Capital Investors III, LLC and Columbia Capital Employee Investors III, LLC, and may be deemed to have beneficial ownership over those shares. Messrs. Fleming, Hopper and Herget disclaim beneficial ownership of all of these shares, to the extent allowable by law. The business address for each of these persons is 201 North Union Street, Suite 300, Alexandria, VA 22314.
(c)

Following the initial closing of the MSV Exchange Transactions, Columbia Space (QP), Inc. will distribute to Columbia Capital Equity Partners III (QP), L.P. 2,994,031 of the shares of common stock of SkyTerra received by it at such closing. Following the initial closing of the MSV Exchange Transactions, Columbia Space (AI), Inc. will distribute to Columbia Capital Equity Partners III (AI), L.P. 165,396 of the shares of common stock of SkyTerra received by it at such closing. Following the initial closing of the MSV Exchange Transactions, Columbia Space Partners, Inc. will distribute to Columbia Capital Equity Partners III (Cayman), Columbia Capital Investors III, LLC and Columbia Capital Employee Investors III, L.L.C. 1,644,181, 738,743 and 10,313 of the shares, respectively, of common stock of SkyTerra received by it at such closing.

(d)	The business address for each of these persons is One International Place, 29th Floor, Boston, MA 02110.
(e)	Following the initial closing of the MSV Exchange Transactions, Spectrum Space Parallel IV, Inc. will distribute to Spectrum Equity Investors Parallel IV, L.P. 5,028 of the shares of common stock of SkyTerra received by it at such closing. Following the initial closing of the MSV Exchange Transactions, Spectrum Space Equity Investors IV, Inc. will distribute to Spectrum Equity Investors IV, L.P. 851,925 of the shares of common stock of SkyTerra received by it at such closing. Following the initial closing of the MSV Exchange Transactions, Spectrum Space IV Managers, Inc. will distribute to Spectrum IV Investment Managers’ Fund, L.P. 10,144 of the shares of common stock of SkyTerra received by it at such closing.
(f)	Steven A. Van Dyke, Douglas P. Teitelbaum and John D. Stout control Bay Harbour Holdings, LLC, which controls Trophy Hunter Investments, Ltd., and Bay Harbour 90-1, Ltd. As a result, Messrs. Van Dyke, Teitelbaum and Stout exercise voting and investment control over all of the shares offered by Trophy Hunter Investments, Ltd. and Bay Harbour 90-1, Ltd., and may be deemed to have beneficial ownership over those shares. Anthony Inder Reiden and Dawn Davies are directors of Bay Harbour Master Ltd. and exercise voting and investment control over all of the shares offered by Bay Harbour Master Ltd. Bay Harbour Master Ltd. has delegated its authority to execute trades and related documents to a portfolio manager, Bay Harbour Management, L.C. The business address for each of these persons is 10124 Foxhurst Court, Orlando, FL 32836.
(g)	CNA Financial Corporation owns all of the outstanding shares of Continental Casualty Company. As a result, CNA Financial Corporation may be deemed to exercise voting and investment control over all of the shares offered by Continental Casualty Company and may be deemed to have beneficial ownership over those shares. Under Illinois law, assets owned by Continental Casualty Company, an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation specifically disclaims beneficial ownership of the securities identified herein. The business address for this person is 333 S. Wabash, Chicago, IL 60604.
(h)	Peter N. Wainman and David Teitelbaum control Maranello Management, LLC, which controls Maranello Holdings, LLC. As a result, Messrs. Wainman and Teitelbaum exercise voting and investment control over all of the shares offered by Maranello Holdings, LLC, and may be deemed to have beneficial ownership over those shares. The business address for this person is c/o Peter Wainman, PO Box 229, S. Glastonbury, CT 06073.
(i)	Scoggin Capital Management, LP II and Scoggin, LLC are the sole members of Scoggin IV, LLC. The business address for this person is c/o Scoggin Capital Management, LP II, 660 Madison Avenue, 20th Floor, New York, NY 10021.
(j)	Mr. Benjamin is a senior advisor to Apollo Management, an affiliate of the Company. The business address for this person is 9 West 57th Street, 43rd floor, New York, NY 10019.
(k)	The business address for this person is c/o Brownstein Hyatt Farber, 410 Seventeenth St., 22nd Floor, Denver, CO 80202-4437.
(l)	MVH Holdings Inc. is a wholly owned subsidiary of Motient. The shares will be held by Motient and/or its subsidiaries and the voting and investment power of such securities will rest with the board and management of Motient. Harbinger Capital Partners Master Fund I, Ltd. and its affiliates comprise a greater than 5% owner of Motient and a greater than 5% owner of SkyTerra. The business address for each of these persons is 300 Knightsbridge Parkway, Lincolnshire Parkway, Lincolnshire, IL 60069.
(m)	3,573,214 shares are included in the registration statement of which this prospectus forms a part. 29,926,074 shares will be included in a registration statement to register the distribution by Motient of SkyTerra common stock to Motient’s common stockholders and holders of Motient’s outstanding preferred stock who convert their shares to Motient common stock and are not included in the registration statement of which this prospectus forms a part. 18,855,144 shares will be included in the registration statement relating to a resale by Motient of SkyTerra common stock, including the 4,447,801 shares of common stock which may otherwise be distributed to holders of Motient’s outstanding preferred stock who convert their shares to Motient common stock as described above, plus an additional 14,407,343 shares subject to future exchange by Motient, and are not included in the registration statement of which this prospectus forms a part.
(n)	Following the initial closing of the MSV Exchange Transactions, Columbia Space (QP), Inc. will distribute to MVH Holdings Inc. 1,154,653 of the shares of common stock of SkyTerra received by it at such closing. Following the initial closing of the MSV Exchange Transactions, Columbia Space (AI), Inc. will distribute to MVH Holdings Inc. 63,785 of the shares of common stock of SkyTerra received by it at such closing. Following the initial closing of the MSV Exchange Transactions, Columbia Space Partners, Inc. will distribute to MVH Holdings Inc. 922,957 of the shares of common stock of SkyTerra received by it at such closing. Following the initial closing of the MSV Exchange Transactions, Spectrum Space Parallel IV, Inc. will distribute to MVH Holdings Inc. 8,302 of the shares of common stock of SkyTerra received by it at such closing. Following the initial closing of the MSV Exchange Transactions, Spectrum Space Equity Investors IV, Inc. will distribute to MVH Holdings Inc. 1,406,768 of the shares of common stock of SkyTerra received by it at such closing. Following the initial closing of the MSV Exchange Transactions, Spectrum Space IV Managers, Inc. will distribute to MVH Holdings Inc. 16,750 of the shares of common stock of SkyTerra received by it at such closing.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined statements of operations present our results of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 assuming the following occurred on January 1, 2005: (i) the rights offering, assuming the amount raised is $119.9 million, (ii) the redemption of the Series A Preferred Stock with the proceeds from the rights offering and (iii) the initial closing of the MSV Exchange Transactions and the distribution by Motient of our common stock to its common stockholders. The following unaudited pro forma condensed combined balance sheet presents our financial position assuming that the above transactions occurred on March 31, 2006.

The unaudited pro forma condensed combined financial statements include allocations of the purchase price in connection with the initial closing of the MSV Exchange Transactions. These allocations are based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information and management assumptions and will be revised as additional information becomes available. The final purchase price allocation is dependent on the valuations of the actual net tangible and intangible assets that exist on date of the initial closing of the MSV Exchange Transactions. Any adjustments to the fair value assigned to the assets and liabilities will result in a change to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our combined financial statements and the related notes thereto and the consolidated financial statements of the MSV Joint Venture and the related notes thereto incorporated by reference in this document. The unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations or financial condition would actually have been had the rights offering, the redemption of the Series A Preferred Stock or the MSV Exchange Transactions in fact occurred as of such date or to project our results of operations for any future period or as of any future date.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2005
	SkyTerra Historical	Rights Offering Adjustments		Subtotal	MSV Historical	Acquisition Adjustments		SkyTerra Pro Forma
	(in thousands, except share and per share data)
Revenues
Services	$—	$—		$—	$27,200	$—		$27,200
Equipment sales	—	—		—	2,181	—		2,181

Total revenues	—	—		—	29,381	—		29,381

Operating costs and expenses:
Satellite operations and cost of services	—	—		—	14,264	—		14,264
Next generation expenditures	—	—		—	18,516	—		18,516
Sales and marketing	—	—		—	4,093	—		4,093
General and administrative	2,230	—		2,230	15,552	—		17,782
Depreciation and amortization	—	—		—	16,109	43,890	(4)	59,999

Total operating costs and expenses	2,230	—		2,230	68,534	43,890		114,654

Operating loss	(2,230)	—		(2,230)	(39,153)	(43,890)		(85,273)

Interest income	—	—		—	3,490	—		3,490
Interest expense	—	—		—	(145)	—		(145)
Equity in loss of Mobile Satellite Ventures LP	(9,469)	—		(9,469)	—	9,469	(5)	—
Management fee from TerreStar Networks, Inc.	—	—		—	3,621	—		3,621
Other income, net	—	—		—	61	—		61
Minority interest in MSV Investors, LLC	1,925	—		1,925	—	(1,925	)(6)	—
Minority interest in Mobile Satellite Ventures LP	—	—		—	—	13,268	(7)	13,268

Loss from continuing operations before income taxes	(9,774)	—		(9,774)	(32,126)	(23,078)		(64,978)
Income tax benefit	2,486	—		2,486	—	—		2,486

Loss from continuing operations	(7,288)	—		(7,288)	(32,126)	(23,078)		(62,492)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	(9,969)	9,969	(1)	(31,195)	—	—		(31,195)
		(31,195	)(2)

Loss from continuing operations attributable to common stockholders before cumulative effect of change in accounting principle	$(17,257)	$(21,226)		$(38,483)	$(32,126)	$(23,078)		$(93,687)

Basic and diluted loss from continuing operations before cumulative effect of change in accounting principle per common share	$(0.98)			$(1.59)				$(1.47)

Basic and diluted weighted average common shares outstanding	17,614,474	6,661,150	(3)	24,275,624		39,596,432	(8)	63,872,056

(1)	We intend to use proceeds from the rights offering to redeem all of our outstanding Series A Preferred Stock. The adjustment reflects elimination of the dividends and accretion related to the Series A Preferred Stock.
(2)	Adjustment reflects the $31.2 million deemed dividend relating to the excess of the $119.9 million redemption price for all of our outstanding Series A Preferred Stock over the $88.7 million carrying amount of the Series A Preferred Stock as of January 1, 2005.
(3)	Pursuant to the redemption agreement, the Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid in cash at the time of the redemption from our existing cash on hand). Accordingly, we are assured of selling a minimum of 6,661,150 shares in the rights offering.

(4)	Adjustment reflects the increase in depreciation and amortization expense that results from the application of purchase accounting in connection with the initial closing of the MSV Exchange Transactions.
(5)	Prior to the initial closing of the MSV Exchange Transactions, we account for our interest in the MSV Joint Venture under the equity method. The adjustment reflects the elimination of the equity in loss of the MSV Joint Venture relating to our proportionate share of the net loss of the MSV Joint Venture, as described in the footnotes to our combined financial statements. Following the initial closing of the MSV Exchange Transactions, we will consolidate the financial position and operating results of the MSV Joint Venture in our financial statements.
(6)	At the initial closing, we will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the proportionate share of the net loss of the MSV Investors that is attributable to the group of unaffiliated third parties who own the minority interest in MSV Investors.
(7)	Following the initial closing, we will own approximately 59% of the outstanding limited partnership interests of the MSV Joint Venture. The adjustment reflects the proportionate share of the net loss of the MSV Joint Venture that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture.
(8)	At the initial closing, we will issue 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties. After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2006
	SkyTerra Historical	Rights Offering Adjustments		Subtotal	MSV Historical	Acquisition Adjustments		SkyTerra Pro Forma
	(in thousands, except share and per share data)
Revenues
Services	$—	$—		$—	$6,337	$—		$6,337
Equipment sales	—				1,805	—		1,805

Total revenues	—	—		—	8,142	—		8,142

Operating costs and expenses:
Satellite operations and cost of services	—	—		—	5,035	—		5,035
Next generation expenditures	—	—		—	4,346	—		4,346
Sales and marketing	—	—		—	702	—		702
General and administrative	1,260	—		1,260	6,439	—		7,699
Depreciation and amortization	—	—		—	3,865	11,145	(3)	15,010

Total operating costs and expenses	1,260	—		1,260	20,387	11,145		32,792

Operating loss	(1,260)	—		(1,260)	(12,245)	(11,145)		(24,650)
Interest income	122	—		122	1,217	—		1,339
Interest expense	—	—		—	(354)	—		(354)
Equity in loss of Mobile Satellite Ventures LP	(2,473)	—		(2,473)	—	2,473	(4)	—
Management fee from TerreStar Networks, Inc.	—	—		—	651	—		651
Other income, net	55	—		55	30	—		85
Minority interest in MSV Investors, LLC	491	—		491	—	(491	)(5)	—
Minority interest in Mobile Satellite Ventures LP	—	—		—	—	4,420	(6)	4,420

Loss from continuing operations before income taxes	(3,065)	—		(3,065)	(10,701)	(4,743)		(18,509)
Income tax benefit	—	—		—	—	—		—

Loss from continuing operations	(3,065)	—		(3,065)	(10,701)	(4,743)		(18,509)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	(2,492)	2,492	(1)	—	—	—		—

Loss from continuing operations attributable to common stockholders before cumulative effect of change in accounting principle	$(5,557)	$2,492		$(3,065)	$(10,701)	$(4,743)		$(18,509)

Basic and diluted loss from continuing operations before cumulative effect of change in accounting principle per common share	$(0.31)			$(0.13)				$(0.29)

Basic and diluted weighted average common shares outstanding	17,793,555	6,661,150	(2)	24,454,705		39,596,432	(7)	64,051,137

(1)	We intend to use proceeds from the rights offering to redeem all of our outstanding Series A Preferred Stock. The adjustment reflects elimination of the dividends and accretion related to the Series A Preferred Stock.
(2)	Pursuant to the redemption agreement, the Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from this rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid in cash at the time of the redemption from our existing cash on hand). Accordingly, we are assured of selling a minimum of 6,661,150 shares in the rights offering.
(3)	Adjustment reflects the increase in depreciation and amortization expense that results from the application of purchase accounting in connection with the initial closing of the MSV Exchange Transactions.

(4)	Prior to the initial closing of the MSV Exchange Transactions, we account for our interest in the MSV Joint Venture under the equity method. The adjustment reflects the elimination of the equity in loss of the MSV Joint Venture relating to our proportionate share of the net loss of the MSV Joint Venture, as described in the footnotes to our combined financial statements. Following the initial closing of the MSV Exchange Transactions, we will consolidate the financial position and operating results of the MSV Joint Venture in our financial statements.
(5)	At the initial closing, we will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the proportionate share of the net loss of the MSV Investors that is attributable to the group of unaffiliated third parties who own the minority interest in MSV Investors.
(6)	Following the initial closing, we will own approximately 59% of the outstanding limited partnership interests of the MSV Joint Venture. The adjustment reflects the proportionate share of the net loss of the MSV Joint Venture that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture.
(7)	At the initial closing, we will issue 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties. After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	March 31, 2006
	SkyTerra Historical	Rights Offering Adjustments		Subtotal	MSV Historical	Acquisition Adjustments		SkyTerra Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$11,116	$(1,394	)(2)	$9,322	$497,560	$(7,061	)(4)	$498,957
		(400	)(3)			(864	)(5)
Short-term investments	—	—		—	23,622	—		23,622
Restricted cash	—	—		—	1,517	—		1,517
Accounts receivable, net	—	—		—	5,050	—		5,050
Inventories	—	—		—	1,959	—		1,959
Prepaid expenses and other current assets	2,234	—		2,234	1,275	(236	)(5)	3,273

Total current assets	13,350	(1,794)		11,556	530,983	(8,161)		534,378
Investment in Mobile Satellite Ventures LP	41,435	—		41,435	—	(41,435	)(6)	—
Restricted cash	—	—		—	4,600	—		4,600
Property and equipment, net	—	—		—	9,417	875	(7)	10,292
Intangible assets, net	—	—		—	59,567	592,689	(7)	652,256
Goodwill	—	—		—	16,918	(9,931	)(7)	6,987
Other assets	—	—		—	25,102	(5,293	)(7)	19,809

Total assets	$54,785	$(1,794)		$52,991	$646,587	$528,744		$1,228,322

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable and accrued expenses	$3,833	$—		$3,833	$6,284	$—		$10,117
Deferred revenue, current portion	—	—		—	4,727	—		4,727
Other current liabilities	—	—		—	323	—		323

Total current liabilities	3,833	—		3,833	11,334	—		15,167
Senior secured discount notes, net	—	—		—	436,504	—		436,504
Deferred revenue, net of current portion	—	—		—	22,750	(11,104	)(7)	11,646
Other liabilities	—	—		—	411	—		411

Total liabilities	3,833	—		3,833	470,999	(11,104)		463,728

Minority interest	8,210	—		8,210	—	(8,210	)(8)	72,518
						72,518	(9)

Series A preferred stock	94,199	(92,805	)(1)	—	—	—		—
		(1,394	)(2)

Stockholders’ (deficit) equity:
Common stock	89	67	(1)	156	—	396	(10)	642
						90	(11)
Non-voting common stock	90	—		90	—	(90	)(11)	—
Limited partners’ equity	—	—		—	176,644	(176,644	)(12)	—
Additional paid in capital	—	119,834	(1)	92,338	—	(300	)(5)	750,131
		(27,096	)(1)			658,093	(10)
		(400	)(3)
Accumulated other comprehensive loss	(94)	—		(94)	(1,056)	1,056	(12)	(94)
Accumulated deficit	(51,542)	—		(51,542)	—	(7,061	)(4)	(58,603)

Total stockholders’ (deficit) equity	(51,457)	92,405		40,948	175,588	475,540		692,076

Total liabilities and stockholders’ (deficit) equity	$54,785	$(1,794)		$52,991	$646,587	$528,744		$1,228,322

(1)	We intend to use $119.9 million of the proceeds from the rights offering to redeem all of our outstanding Series A Preferred Stock. The Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other shareholders in the rights offering up to an amount that will ensure that the aggregate proceeds from the rights offering total are sufficient to redeem all of our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid in cash at the time of the redemption from our existing cash on hand). The adjustment reflects the redemption of the Series A Preferred Stock through the issuance of shares our common stock in the rights offering. Any shares purchased in the rights offering by the Apollo Stockholders will be non-voting common stock. The adjustment also reflects a $27.1 million deemed dividend relating to the excess of the $119.9 million redemption price for all of our outstanding Series A Preferred Stock over the $92.8 million carrying amount of the Series A Preferred Stock (excluding the $1.4 million carrying amount of the accrued but unpaid dividends) as of March 31, 2006.
(2)	All accrued but unpaid dividends will be paid in cash at the time of the redemption of the Series A Preferred Stock. The adjustment reflects the declaration and payment of the $1.4 million of accrued but unpaid dividends on the Series A Preferred Stock that existed as of March 31, 2006.
(3)	Adjustment reflects the $0.4 million of estimated legal and other advisory fees and expenses to be incurred related to the rights offering.
(4)	Pursuant to the separation agreement between Hughes and us, we retained $12.5 million of cash and cash equivalents. Upon a change of control involving the consolidation of the ownership of the MSV Joint Venture, which would include the initial closing of the MSV Exchange Transactions, the remaining balance of the $12.5 million of cash and cash equivalents at such time, if any, will be transferred to Hughes. The adjustment reflects the distribution of the remaining $7.1 million of cash and cash equivalents held by us as of March 31, 2006 to Hughes pursuant to the separation agreement.
(5)	Adjustment reflects an estimated $1.1 million of legal and other advisory fees incurred related to the MSV Exchange Transactions, including $0.3 million that relates to the registration and issuance of the shares of our common stock at the initial closing.
(6)	Prior to the initial closing of the MSV Exchange Transactions, we account for our interest in the MSV Joint Venture under the equity method. The adjustment reflects the elimination of the $41.4 million carrying value of our investment in the MSV Joint Venture. Following the initial closing of the MSV Exchange Transactions, we will consolidate the financial position and operating results of the MSV Joint Venture in our financial statements.
(7)

We will account for the MSV Exchange Transactions under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The pro forma financial statements reflect the “push-down” of the $692.5 million aggregate basis in our limited partnership interests of the MSV Joint Venture, which consists of (i) the $33.2 million carrying value of our net investment in the MSV Joint Venture, which consists of our $41.4 million investment as of March 31, 2006, less the $8.2 million minority interest of MSV Investors that is attributable to the group of unaffiliated third parties who own 20% of MSV Investors and (ii) the $659.3 million purchase price for the limited partnership interests of the MSV Joint Venture acquired at the initial closing of the MSV Exchange Transactions, which consists of the $658.5 million value of our shares issued at the initial closing and the $0.8 million of estimated legal and other advisory fees incurred related to the MSV Exchange Transactions. Based on our preliminary estimates, our proportionate share of the fair value of the acquired tangible and identifiable intangible assets and liabilities exceeds the aggregate basis in our limited partnership interests of the MSV Joint Venture, resulting in approximately $222.6 million of negative goodwill. Accordingly, the $692.5 million aggregate basis has been allocated to the acquired assets and liabilities of the MSV Joint Venture based on their relative estimated fair value, net of the allocation of negative goodwill to certain long-lived assets. The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The following table presents the preliminary allocation of the aggregate basis in our limited partnership interests of the MSV Joint Venture at each date we acquired such limited partnership interests, as well as the historical carrying amount that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture:

	Allocation of Historical Investment (Net of Minority Interest of MSV Investors)	Preliminary Allocation of Purchase Price in MSV Exchange Transactions	Minority Interest of MSV Joint Venture	MSV Pro Forma	MSV Historical	Adjustment
Assets:
Current assets	$96,108	$215,579	$219,296	$530,983	$530,983	$—
Restricted cash	833	1,867	1,900	4,600	4,600	—
Property and equipment, net	1,704	4,699	3,889	10,292	9,417	875
Intangible assets (a)	12,175	615,480	24,601	652,256	59,567	592,689
Goodwill	—	—	6,987	6,987	16,918	(9,931)
Other assets	4,578	4,863	10,368	19,809	25,102	(5,293)

Total assets	115,398	842,488	267,041	1,224,927	646,587	578,340

Liabilities:
Current liabilities	2,051	4,602	4,681	11,334	11,334	—
Senior secured discount notes, net	79,007	177,221	180,276	436,504	436,504	—
Deferred revenue, net of current portion (b)	1,041	1,209	9,396	11,646	22,750	(11,104)
Other long-term liabilities	74	167	170	411	411	—

Total liabilities	82,173	183,199	194,523	459,895	470,999	(11,104)

Net assets	$33,225	$659,289	$72,518	$765,032	$175,588	$589,444

(a)	The identifiable intangible assets consist of a combination of spectrum licenses and contractual rights to various spectrum authorizations, patented technologies, customer contracts and customer relationships. These intangibles assets will be amortized over useful lives ranging from six to sixteen years.
(b)	Adjustment reflects excess of the carrying value of certain customer prepayments over the fair value of the services expected to be provided to such customers under existing contracts.
(8)	At the initial closing, we will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the minority interest that is attributable to the group of unaffiliated third parties who own the minority interest in MSV Investors.
(9)	Following the initial closing, we will own approximately 59% of the outstanding limited partnership interests of the MSV Joint Venture. The adjustment reflects the proportionate share of the historical carrying amount of the net assets of the MSV Joint Venture that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture.
(10)	Adjustment reflects the issuance of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors at the initial closing of the MSV Exchange Transactions in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties. After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.
(11)	Pursuant to an April 2002 investment agreement, the Apollo Stockholders may exchange shares of non-voting common stock for an equal number of shares of voting common stock if, after giving effect to such exchange, they collectively will own no more than 29.9% of our outstanding voting power. The issuance of voting common stock in the initial closing of the MSV Exchange Transactions will allow the Apollo Stockholders to exchange all shares of non-voting common stock held by them for shares of voting common stock.
(12)	Adjustment reflects the elimination of the historical partners’ equity in the MSV Joint Venture as a result of the MSV Exchange Transactions.

MSV EXCHANGE TRANSACTIONS

The following description is only a summary of the material provisions of the exchange agreements between us, Motient and other partners in the MSV Joint Venture. It does not purport to be complete and we urge you to read the exchange agreements because the exchange agreements, not this description, define your rights as holders of our common stock. You may request a copy of these agreements by written request at our address set forth under the heading “Where You Can Find More Information.”

MSV Exchange Transactions

On May 8, 2006, we announced that we had executed definitive agreements with certain other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors that, upon closing, would result in the consolidation of ownership and control of the MSV Joint Venture and MSV GP in us. At the initial closing, we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock MSV GP currently held by these parties, resulting in our owning 52% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP. Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute to its common stockholders 25,478,273 shares of our common stock as soon as practicable following the initial closing. After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. Following the consummation of all these transactions, we will own approximately 70% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP.

The basic terms of the transaction include, among other things, the following:

•	At the initial closing, Motient will immediately exchange 61% of its interest in the MSV Joint Venture (representing 26% of the MSV Joint Venture on a fully diluted basis) for (i) 25,478,273 shares of our non-voting common stock, of which Motient intends to exchange for shares of our voting common stock to be distributed to Motient’s common stockholders in the distribution and (ii) 3,573,214 shares of our voting common stock, assuming the distribution by the Blocker Corporations of the shares of our common stock received by them in the MSV Exchange Transactions to their respective stockholders.

•	The remaining 39% of Motient’s interest in the MSV Joint Venture (representing 17% of the MSV Joint Venture on a fully diluted basis) will be retained by Motient, and Motient will have the right to exchange these MSV Joint Venture interests at the same exchange ratio (i.e., for a total 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting stock upon the disposition of any such shares) for five years. If Motient has not exchanged its remaining MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

•	At the initial closing, we will acquire control of all of Motient’s shares of MSV GP, including those relating to the MSV Joint Venture interests retained by Motient for future exchange.

•	Certain other MSV Joint Venture limited partners have also agreed to exchange their MSV Joint Venture interests (representing 6% of the MSV Joint Venture) for 6,419,762 shares of our common stock, reflecting the same exchange ratio as for the Motient exchange .

•	We will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for 4,125,183 shares of our common stock. Immediately prior to that acquisition, MSV Investors will distribute to its members, their pro rata portions of its interests in TerreStar.

•	As a condition to the initial closing of the MSV Exchange Transactions, we must redeem our outstanding Series A Preferred Stock. We intend to accomplish this with the proceeds of our ongoing rights offering.

In connection with the MSV Exchange Transactions, we have also entered into a series of registration rights agreements with the various parties pursuant to which the shares received in the various transactions will be registered with the SEC, including the registration statement of which this information statement/prospectus forms a part and a registration statement registering the resale of the shares of our common stock delivered in private placements to the Blocker Corporations and minority shareholders in MSV Investors. Closing of the MSV Exchange Transactions are subject to FCC approval and customary closing conditions. Accordingly, there can be no assurances that these transactions will close on the terms outlined here, if at all.

The Company understands that a group of related stockholders of Motient have recently filed a lawsuit in the District Court of Travis County, Texas, seeking to enjoin the MSV Exchange Transactions and to rescind the exchange agreement between us and Motient on grounds alleging, among other things, that Motient’s entry into the exchange agreement and Motient’s consummation of the MSV Exchange Transactions violate the Investment Company Act of 1940. The resolution of any of these claims in favor of this group of stockholders of Motient could negatively affect our ability to consummate the MSV Exchange Transactions. Motient has advised us that it intends to vigorously fight these claims and that it believes that these claims are without merit.

We may also acquire additional limited partnership interests of the MSV Joint Venture if we negotiate and enter into exchange transactions with TMI and/or the MSV Joint Venture option holders and certain other investors in the MSV Joint Venture, although no assurances can be given in this regard.

Set forth below is a series of diagrams reflecting the MSV Exchange Transactions and the post-closing structure of the Company and the MSV Joint Venture, assuming the consummation of (i) the ongoing rights offering, assuming the amount raised is $119.9 million, (ii) the redemption of the Series A Preferred Stock with the proceeds from the ongoing rights offering and (iii) the MSV Exchange Transactions:

TerreStar Exchange Transaction

On May 8, 2006, Motient announced that it had executed agreements with certain other partners in the MSV Joint Venture pursuant to which Motient will issue 2.7 million shares of its common stock in exchange for 1.5 million shares of TerreStar common stock held by these parties, resulting in Motient owning 59% of TerreStar on a fully diluted basis. In connection with these transactions, MSV Investors will distribute the shares of TerreStar common stock that it currently holds to its members. Following the distribution, we will have the right, but not the obligation, to exchange the 4.2 million shares of TerreStar common stock we will then own for 7.5 million shares of Motient common stock for 15 days following closing of these transactions, which will occur concurrently with the MSV Exchange Transaction. In addition, the TerreStar stockholders agreement will be modified to limit the protections afforded to the minority stockholders in TerreStar to certain tag along rights.

TerreStar Amendments

On May 6, 2006, MSV Investors, Motient, certain other partners in the MSV Joint Venture and a sufficient number of TerreStar stockholders entered into Amendment No. 2 to the TerreStar Networks Inc. Stockholders’ Agreement, which amended, effective immediately, certain provisions of the existing TerreStar Networks Inc. Stockholders’ Agreement relating to the issuance of additional securities by TerreStar and the “tag along” rights among TerreStar stockholders.

In addition, on May 6, 2006, the same parties entered into an Amended and Restated TerreStar Networks Inc. Stockholders’ Agreement, to be effective immediately prior to the initial closing of the MSV Exchange Transactions, which will amend and restate the TerreStar Stockholders’ Agreement, as amended, to revise and delete certain provisions of the existing agreement among TerreStar stockholders.

MSV GP Amendments

On May 6, 2006, MSV Investors, Motient, certain other partners in the MSV Joint Venture and a sufficient number of stockholders of MSV GP entered into Amendment No. 3 to the Mobile Satellite Ventures GP Inc. Stockholders’ Agreement, which amended, effective immediately, certain provisions in the existing Stockholders’ Agreement of MSV GP relating to the “tag along rights” and “right of first refusal” among such stockholders.

Preferred Redemption Agreement

On May 6, 2006, we entered into a redemption agreement with the Apollo Stockholders pursuant to which we and the Apollo Stockholders have agreed to the redemption of all of the outstanding shares of our Series A Preferred Stock at an aggregate price equal to the $119.9 million aggregate liquidation preference of all outstanding shares of Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand). We intend to use the proceeds from our ongoing rights offering, which is currently expected to close prior to the initial closing of the MSV Exchange Transactions, to redeem the Series A Preferred Stock. We distributed to each stockholder of record on June 22, 2006, including the Apollo Stockholders, at no charge, 0.38225 of a non-transferable subscription right for each share of our common stock then owned, subject to adjustments to eliminate fractional rights. Pursuant to the redemption agreement, the Apollo Stockholders have agreed to purchase, at the subscription price in the rights offering, such number of shares of our non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering up to an amount that will ensure that the aggregate proceeds from the rights offering are sufficient to redeem our outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which will be paid at the time of the redemption from existing cash on hand). Therefore, we are assured of selling a minimum of 6,661,150 shares and receiving minimum gross proceeds of $119.9 million in the ongoing rights offering.

PLAN OF DISTRIBUTION

We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes donees, transferees, pledgees and other successors in interest that receive such shares as a gift, pledge, partnership distribution or other non-sale transfer from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any, as well as fees and expenses of any counsel employed by them. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

•	on any national exchange on which the shares may be listed or any automatic quotation system through which the shares may be quoted,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	through put and call transactions,

•	through short sales, and

•	a combination of such methods of sale.

The selling stockholders may sell their shares at prevailing market prices or at privately negotiated prices. The selling stockholders may use brokers, dealers or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling shareholders may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales.

The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor any selling stockholder can presently estimate the amount of such compensation. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the applicable exchange or automated quotation system pursuant to Rule 153 under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

In order to comply with the securities laws of most states, if applicable, the shares of common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M’s prohibition on purchases may include purchases to cover short positions by selling stockholders, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We are not aware of whether the selling stockholders have entered into any agreements, understanding or arrangements with any broker-dealers regarding the sale of their shares, nor are we aware that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that rule.

Following notification by a selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which these shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transactions.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is acting as our counsel in connection with this registration statement.

EXPERTS

The combined financial statements of SkyTerra Communications, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the consolidated financial statements of Mobile Satellite Ventures LP at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, incorporated by reference in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm as set forth in their reports thereon also incorporated by reference. Such consolidated and combined financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this document is a part, on Form S-3 with the SEC relating to the shares of common stock to be sold by certain stockholders. This document does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References herein to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we may file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Robert C. Lewis

Senior Vice President,

General Counsel and Secretary

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with this document. To obtain these additional documents, see “Where You Can Find More Information.”

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the completion of the offering shall be deemed incorporated by reference into this prospectus from the date of filing of those documents. We incorporate by reference the documents listed below, which have been filed with the SEC, into this prospectus provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, other than with respect to our Current Report on Form 8-K dated March 13, 2006, which has been incorporated by reference herein:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 29, 2005;

•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2006 filed with the SEC on May 10, 2006;

•	Our Current Reports on Form 8-K filed with SEC on January 4, 2006, January 12, 2006, January 31, 2006, February 2, 2006, February 13, 2006, March 13, 2006, May 4, 2006, May 9, 2006, May 9, 2006, May 11, 2006, May 24, 2006, May 25, 2006 and June 12, 2006; and

•	Our Definitive Proxy Statements for the Annual Meeting of Stockholders held on August 19, 1999, which includes a description of our capital stock, and for the Annual Meeting of Stockholders to be held on July 25, 2006.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PROSPECTUS

SkyTerra Communications, Inc.

14,118,159 Shares

Common Stock

•, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with this offering to be paid by us are as follows:

SEC registration fee	$
Legal fees and expenses	$
Accounting fees and expenses	$
Blue sky expenses	$
Printing expenses	$
Miscellaneous	$
Total	$

Item 15. Indemnification of Officers and Directors.

The Company’s restated certificate of incorporation, referred to herein as the “certificate of incorporation,” contains a provision which provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except for liabilities:

(i) for any breach of the director’s duty of loyalty;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) for an unlawful dividend payment or an unlawful repurchase or redemption of stock under Section 174 of the Delaware General Corporation Law; or

(iv) for any transaction from which the director derived an improper personal benefit.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court of chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the Company’s certificate of incorporation provides that he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under the provisions of the Company’s certificate of incorporation (unless ordered by a court) will be made by the Company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

The Company’s certificate of incorporation provides that the Company may pay expenses incurred by defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding in the manner provided herein upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses provided therein will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or of any disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

The Company’s certificate of incorporation provides that the Company may purchase and maintain insurance on behalf of any person who is or was serving the Company in any capacity referred to above against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of its certificate of incorporation.

The Company’s amended and restated by-laws, referred to herein as the “by-laws,” provide that the Company will indemnify any director and any officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, quasi-administrative or investigative, other than an action by or in the right of the Company, referred to herein as a “Third Party Proceeding,” by reason of the fact that he or she was or is a director or officer, employee or agent of the Company, acting solely in such capacity, or a person serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, committee or other enterprise 50% or more of whose voting stock or equitable interest shall be owned by this Company, each referred to herein as an “Authorized Representative, against his or her expenses and liabilities (including attorneys’ fees), actually and reasonably incurred by him or her in connection with the Third Party Proceeding if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company and, with respect to any Third Party Proceeding involving potential criminal liability, referred to herein as a “Criminal Third Party Proceeding,” had no reasonable cause to believe his or her conduct was unlawful or in violation of applicable rules. The termination of any Third Party Proceeding by judgment, order, settlement, consent filing of a criminal complaint or information, indictment, conviction or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any Criminal Third Party Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The Company’s by-laws provide that the Company will indemnify any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by the Company to produce a judgment in favor of its shareholders, or any threatened, pending or completed action or suit in the right of the Company by its stockholders to procure a judgment in favor of the Company, referred to herein as a “Derivative Action,” by reason of the fact that the director or officer was or is an Authorized Representative of the Company, against his or her expenses (including attorneys’ fees) actually and reasonably incurred by the director or officer in the action if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company; except that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless and only to the extent that the court of common pleas, or other similarly constituted state court, located in the county where the registered office of the Company is located or the court in which such Derivative Action is or was pending, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, he or she is fairly and reasonably entitled to indemnify for expenses which the court deems proper.

An Authorized Representative of the Company (other than a director or officer of the Company) may be indemnified by the Company or have his or her expenses advanced in accordance with the procedures described below. To the extent that an Authorized Representative of the Company has been successful on the merits or otherwise in defense of any Third Party Proceeding or Derivative Action or in defense of any claim, issue or matter therein, the Authorized Representative will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Indemnification under the provisions of the Company’s by-laws described above (unless ordered by a court, in which case the expenses, including attorneys’ fees of the Authorized Representative in enforcing indemnification will be added to and included in the final judgment against the Company) will be made by the Company only as authorized in the specific case upon a determination that the indemnification of the Authorized Representative is required or proper in the circumstances because he or she has met the applicable standard of conduct set forth above or has been successful on the merits or as otherwise in defense of any Third Party Proceeding or Derivative Action and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

(b) By the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors of the Company who are not parties or have no economic or other collateral personal benefit relating to a Third Party Proceeding or Derivative Action, referred to here in as “Disinterested Directors;” or

(c) If a quorum is not obtainable or, even if obtainable, a majority vote of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion.

The Company’s by-laws provide that expenses incurred in defending a Third Party Proceeding or Derivative Action will be paid on behalf of a director or officer, and may be paid on behalf of any Authorized Representative, by the Company in advance of the final disposition of the action as authorized in the manner provided above (except that the person(s) making the determination thereunder need not make a determination on whether the applicable standard of conduct has been met unless a judicial determination has been made with respect thereto, or the person seeking indemnification has conceded that he or she has not met such standard) upon receipt of an undertaking by or on behalf of the Authorized Representative to repay the amount to be advanced unless it shall ultimately be determined that the Authorized Representative is entitled to be indemnified by the Company as required in the Company’s by-laws or authorized by law. The financial ability of any Authorized Representative to make repayment will not be a prerequisite to making of an advance.

The Company’s by-laws provide the Company may purchase and maintain insurance on behalf of any person who is or was an Authorized Representative against any expenses and liabilities asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify him or her against such expenses and liabilities under the provisions of the Company’s by-laws.

The indemnification provided by the Company’s by-laws is not deemed to be exclusive of any other right to which a person seeking indemnification may be entitled under any statute, agreement, vote of Disinterested Directors, or otherwise, regardless of whether the event giving rise to indemnification occurred before or after the effectiveness thereof, both as to action taken in another capacity while holding his or her office or position, and will continue as to a person who has ceased to be an Authorized Representative of the Company and will inure to the benefit of his or her heirs and personal representatives.

Item 16. List of Exhibits.

Exhibit Number	Description

4.1	Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003)

4.2	Certificate of Amendment, dated July 17, 2002, to the Restated Certificate of Incorporation of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.3	Certificate of Ownership and Merger, dated September 23, 2003, merging SkyTerra Communications, Inc. into Rare Medium Group, Inc. (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.4	Amended and Restated By-Laws of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 1999)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the common stock being registered (to be filed with an amendment to this registration statement)

10.1	Exchange Agreement, dated May 6, 2006, by and among Motient Corporation, Motient Ventures Holding Inc. and the Company (incorporated by reference to Exhibit 10.2 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.2	Form of Exchange Agreement, dated May 6, 2006, by and among the Registrant, certain corporations affiliated with Columbia Capital and Spectrum Equity Investors, MVH Holdings, Inc. and Motient Corporation (incorporated by reference to Exhibit 10.3 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.3	Registration Rights Agreement by and among SkyTerra Communications, Inc., Columbia Space (QP), Inc., Columbia Space (AI), Inc., Columbia Space Partners, Inc., Spectrum Space IV Parallel, Inc., Spectrum Space Equity Investors IV, Inc., Spectrum Space IV Managers, Inc., Columbia Capital Equity Partners III (QP), L.P., Columbia Capital Equity Partners III (AI), L.P., Columbia Capital Equity Partners III (Cayman), L.P., Columbia Capital Investors III, LLC, Columbia Capital Employee Investors III, L.L.C., Spectrum Equity Investors Parallel IV, L.P., Spectrum Equity Investors IV L.P., Spectrum IV Investment Managers’ Fund, L.P., MVH Holdings Inc. and Motient Corporation dated as of May 6, 2006 (incorporated by reference to Exhibit 10.4 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

Exhibit Number	Description

10.4	Agreement and Plan of Merger by and among SkyTerra Communications, Inc., MSV Rollup LLC, Bay Harbour MSV, Inc., Trophy Hunter Investments, Ltd., Bay Harbour 90-1, Ltd. and Bay Harbour Master Ltd. dated as of May 6, 2006 (incorporated by reference to Exhibit 10.5 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.8	Form of Asset Purchase Agreement, dated May 6, 2006, by and among the Registrant and each of the MSV Minority Investors (incorporated by reference to Exhibit 10.6 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.9	Registration Rights Agreement by and among SkyTerra Communications, Inc., Trophy Hunter Investments, Ltd., Bay Harbour 90-1, Ltd., Bay Harbour Master Ltd., Continental Casualty Company, Maranello Holdings LLC, Scoggin IV LLC, Mr. Jeffrey Benjamin and Mr. Norman Brownstein dated as of May 6, 2006 (incorporated by reference to Exhibit 10.7 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2	Consent of Ernst & Young LLP, independent auditors

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in “Item 15—Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 30, 2006.

SKYTERRA COMMUNICATIONS, INC.

By:	/s/ ROBERT C. LEWIS
Robert C. Lewis Senior Vice President, General Counsel and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert C. Lewis and Craig J. Kaufmann, and each of them acting individually, with full power to act without the others, as his true and lawful attorneys-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement (including post-effective amendments, or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462 under the Securities Act of 1933, as amended and otherwise), and to cause the same to be filed, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 30th day of June 2006.

Signature	Title	Date

/S/ JEFFREY A. LEDDY Jeffrey A. Leddy	Chief Executive Officer and President (Principal Executive Officer and Principal Financial Officer)	June 30, 2006

/S/ CRAIG J. KAUFMANN Craig J. Kaufmann	Controller and Treasurer (Principal Accounting Officer)	June 30, 2006

/S/ ANDREW D. AFRICK Andrew D. Africk	Director	June 30, 2006

/S/ AARON J. STONE Aaron J. Stone	Director	June 30, 2006

/S/ JEFFREY M. KILLEEN Jeffrey M. Killeen	Director	June 30, 2006

S-1

Signature	Title	Date

/S/ MICHAEL D. WEINER Michael D. Weiner	Director	June 30, 2006

/S/ WILLIAM F. STASIOR William F. Stasior	Director	June 30, 2006

S-2

Exhibit Index

Exhibit Number	Description

4.1	Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003)

4.2	Certificate of Amendment, dated July 17, 2002, to the Restated Certificate of Incorporation of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.3	Certificate of Ownership and Merger, dated September 23, 2003, merging SkyTerra Communications, Inc. into Rare Medium Group, Inc. (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.4	Amended and Restated By-Laws of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 1999)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the common stock being registered (to be filed with an amendment to this registration statement)

10.1	Exchange Agreement, dated May 6, 2006, by and among Motient Corporation, Motient Ventures Holding Inc. and the Company (incorporated by reference to Exhibit 10.2 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.2	Form of Exchange Agreement, dated May 6, 2006, by and among the Registrant, certain corporations affiliated with Columbia Capital and Spectrum Equity Investors, MVH Holdings, Inc. and Motient Corporation (incorporated by reference to Exhibit 10.3 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.3	Registration Rights Agreement by and among SkyTerra Communications, Inc., Columbia Space (QP), Inc., Columbia Space (AI), Inc., Columbia Space Partners, Inc., Spectrum Space IV Parallel, Inc., Spectrum Space Equity Investors IV, Inc., Spectrum Space IV Managers, Inc., Columbia Capital Equity Partners III (QP), L.P., Columbia Capital Equity Partners III (AI), L.P., Columbia Capital Equity Partners III (Cayman), L.P., Columbia Capital Investors III, LLC, Columbia Capital Employee Investors III, L.L.C., Spectrum Equity Investors Parallel IV, L.P., Spectrum Equity Investors IV L.P., Spectrum IV Investment Managers’ Fund, L.P., MVH Holdings Inc. and Motient Corporation dated as of May 6, 2006 (incorporated by reference to Exhibit 10.4 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.4	Agreement and Plan of Merger by and among SkyTerra Communications, Inc., MSV Rollup LLC, Bay Harbour MSV, Inc., Trophy Hunter Investments, Ltd., Bay Harbour 90-1, Ltd. and Bay Harbour Master Ltd. dated as of May 6, 2006 (incorporated by reference to Exhibit 10.5 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.8	Form of Asset Purchase Agreement, dated May 6, 2006, by and among the Registrant and each of the MSV Minority Investors (incorporated by reference to Exhibit 10.6 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.9	Registration Rights Agreement by and among SkyTerra Communications, Inc., Trophy Hunter Investments, Ltd., Bay Harbour 90-1, Ltd., Bay Harbour Master Ltd., Continental Casualty Company, Maranello Holdings LLC, Scoggin IV LLC, Mr. Jeffrey Benjamin and Mr. Norman Brownstein dated as of May 6, 2006 (incorporated by reference to Exhibit 10.7 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2	Consent of Ernst & Young LLP, independent auditors

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)